

January 27, 2014

Via E-mail
Mr. Ian Cameron
Senior Vice President, Finance and Chief Financial Officer
Methanex Corporation
1800 Waterfront Centre, 200 Burrard Street
Vancouver, British Columbia, Canada V6C 3M1

      **RE:**    **Methanex Corporation**
                   **Form 40-F for the Year Ended December 31, 2012**
                   **Filed March 14, 2013**
                   **Response Letter Dated January 17, 2014**
                   **File No. 0-20115**

Dear Mr. Cameron:

We have reviewed your response letter dated January 17, 2014 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 40-F for the Year Ended December 31, 2012
Exhibit 99.2 – Management's Discussion & Analysis
Critical Accounting Estimates, page 32
Recoverability of Asset Carrying Values, page 33

1.     We have reviewed your response to prior comment two from our letter dated December 17, 2013. We note your proposed disclosure states you "believe the estimated recoverable amount of all long-lived assets except [your] Chile cash-generating unit substantially exceeded their carrying value at December 31, 2013." Since the estimated recoverable amount of your Chile cash-generating unit is not substantially in excess of its carrying value, please enhance your disclosure to disclose the percentage by which the estimated pre-tax fair value exceeds the carrying value, as we previously requested. Please show us in your supplemental response what the revisions will look like.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Lisa Etheredge, Staff Accountant, at (202) 551-3424 if you have questions regarding this comment.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief